PANHWAR JET INC.

FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED
DEC 31, 2021

TOGETHER WITH
INDEPENDENT ACCOUNTANT AUDIT REPORT

Aug 27, 2022

Haroon Imtiaz, CPA
Mountain House, CA 95391

T: +1(415) 814-9445
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS

haroon imtiaz cpa

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Board of Panhwar Jet Inc.:

We have audited the accompanying financial statements of Panhwar Jet Inc., which comprise the Statement of Assets & Liabilities as of Dec 31, 2021, and the related Statement of Operations, Statement of Changes in Partners' Capital and Statements of Cash Flows for the Eleven months ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Accountant's Conclusion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panhwar Jet Inc. as of Dec 31, 2021, and the results of their operations and their cash flows for the Eleven months then ended, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11 to the financial statements, Panhwar Jet Inc.. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions

Going Concern (Continued)

and management's plans to mitigate these matters are also described in Note 11. Our opinion is not modified with respect to this matter.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: Aug 27, 2022

PANHWAR JET INC.
Statement of Assets and Liabilities
As of Dec 31, 2021

		Dec 31, 2021
ASSETS:		
Current Assets		
Cash and Cash Equivalents	$	53,676
Total Current Assets		**53,676**
Fixed Assets, net		43,407
Other Asset		-
Total Assets		**97,083**
LIABILITIES AND SHARE HOLDERS EQUITY		
Current Liabilities		
Accounts Payable		-
Total Current Assets		**-**
Long-term Liabilities		-
Total Liabilities		**-**
Share Holders Equity		
Retained Earnings/(Loss)		-
Net Income/(Loss)		(428,057)
Net owner's inflow/(outflow)		525,140
Total Share Holders Equity		**97,083**
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$**	**97,083**

PANHWAR JET INC.
Statement of Operations
For the Eleven Months Ended Dec 31, 2021

REVENUE, Net	**$**	**-**
OPERATING EXPENSES:		
Payroll and Payroll Taxes		93,304
Legal and Professional Fee		53,336
Meal		233
Travel		11,425
Bank fee		800
Depreciation Expense		3,259
Rent		28,497
Staff Expense		110,778
Advertising		1,498
Other Business Expense		22,170
Supplies		101,913
Insurance		184
Utilities		661
TOTAL OPERATING EXPENSES:		**(428,057)**
OPERATING INCOME (LOSS)		**(428,057)**
Non-operative gain and losses		
Other Income		-
Unrealized (loss) gain on investments		-
Total Non-Operative Gain		**-**
Net Income (Loss) before Taxes	**$**	**(428,057)**

PANHWAR JET INC.
Statement of Changes in Partners' Capital
For the Eleven Months Ended Dec 31, 2021

Partners' capital, Feb 17, 2021	**$**	7,140
Capital contributions		518,000
Capital distributions		-
Net income (Loss)		(428,057)
Partners' capital, Dec 31, 2021	$	**97,083**

PANHWAR JET INC.
Statements of Cash Flows
For the Eleven Months Ended Dec 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(428,057)
Adjustments to reconcile Change in Net Assets to Net cash Provided By (Used For) operating activities:		
Depreciation		3,259
Total adjustments		3,259
Net cash provided (used) by operating activities		**(424,798)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets		(46,666)
Net cash provided (used) by financing activities		**(46,666)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Distribution		-
Capital Contribution		518,000
Net cash provided (used) by financing activities		**518,000**
Net increase (decrease) in cash and equivalent		46,536
CASH AND CASH EQUIVALENTS: Feb 17, 2021		7,140
CASH AND CASH EQUIVALENTS: Dec 31, 2021	**$**	53,676

PANHWAR JET INC.
Notes to Financial Statements
For the Eleven Months Ended Dec 31, 2021

NOTE 1. GENERAL

Panhwar Jet Inc. is organized under the laws of the state of Delaware. Panhwar Jet Inc. was founded in February 2021 as a Delaware Profit Corporation. Panhwar Jet Inc has designed and is currently building the world's first all-electric, self-charging luxury business aircraft. Panhwar Jet's patented technology has solved many of the existing battery limitations. Panhwar Jet Inc aim to dominate the skies for passenger, cargo and medical supplies liners with their aircrafts. Office of Panhwar Jet Inc. is located in Kamas, Utah.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Liabilities

Panhwar Jet Inc. maintains no current liabilities with related party payable carrying month to month. Panhwar Jet Inc. maintains no Long term liabilities on its assets.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

Investments

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

Fair Value Measurements

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

Income Taxes

The Panhwar Jet Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts, any NOLs will be limited to 80% of taxable income generated in future years.

Uncertain Tax Provisions

Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability

Uncertain Tax Provisions (Continued)

assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5
Intangible Assets	10

Note 3. CASH AND CASH EQUIVALENTS

Cash & cash equivalents at Dec 31, 2021 ended consist of the following checking accounts:

	Dec 31, 2021	
Cash	$	53,676
Total	**$**	53,676

NOTE 4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Aug 27, 2022, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 5. FAIR VALUE MEASUREMENT

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at Dec 31, 2021 are as follows:

	FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$ 53,676	$ 53,676	-	-

NOTE 6. LITIGATION, COMMITMENTS AND CONTINGENCIES

From time to time the Panhwar Jet Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Panhwar Jet Inc.'s financial position.

Note 7. SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES

Panhwar Jet Inc. is in conformity with the state and federal Labor Laws and Regulations, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

NOTE 8. CONCENTRATIONS OF CREDIT AND MARKET RISK

The Panhwar Jet Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Panhwar Jet Inc. has not experienced any losses in such accounts. The Panhwar Jet Inc. believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At Dec 31, 2021, the Panhwar Jet Inc. had $0, of uninsured balances at these institutions.

NOTE 9. FIXED ASSETS

Fixed Assets consists of the following at Dec 31, 2021:

		Dec 31, 2021
Furniture & Fixtures		850
Equipment & machinery		45,815
		46,666
Less: Accumulated Depreciation		(3,259)
Fixed Assets, net	**$**	**43,407**

NOTE 10. COVID 19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

Note 11. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.